SK Telecom Co., Ltd.
SK T-Tower
11, Eulgiro 2-Ga, Jung-gu, Seoul, Korea
September 30, 2010
VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:	Mr. Larry Spirgel Assistant Director Division of Corporation Finance

Re:	SK Telecom Co., Ltd. Annual Report on Form 20-F for Fiscal Year Ended December 31, 2009
Dear Mr. Spirgel:
     On behalf of SK Telecom Co., Ltd., a corporation organized under the laws of the Republic of Korea (the “Company,” “us” or “we”), this letter responds to the comment letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, which was filed with the Commission on June 30, 2010 (the “2009 Annual Report”), which comment letter was addressed to Sang yun Lee, Manager, Investor Relations Department, of the Company, and dated September 1, 2010 (the “Comment Letter”). For your convenience, the Staff’s comments are reproduced below in bold type and italics and are followed by the Company’s responses. Page and paragraph references are to the 2009 Annual Report.
Form 20-F for Fiscal Year Ended December 31, 2009
Item 3.D. Risk Factors, page 8
Risks Relating to Our Business, page 8
Competition may reduce our market share and harm our results of operations and financial condition, page 8
1.     We note your statement: “The guideline is not binding and such marketing expenses do not include advertising expenses.” Please advise what marketing expenses do include.
Response to Comment 1:
The guideline issued by the Korea Communications Commission unfortunately does not specify the types of expenses that would be deemed to be “marketing expenses” covered by such guideline. However, in Korea, it is considered standard practice in the telecommunications industry to treat certain subsidies provided by a telecommunications company to authorized dealers and subscribers in the forms of initial commissions, monthly commissions, retention commissions to authorized dealers and handset subsidies to subscribers as marketing expenses.
The Company follows such industry standard and, as disclosed in “4.B. Business Overview — Marketing and Service Distribution — Marketing, Sales and Service Networks,” on page 40 of the 2009 Annual Report, the Company pays an initial commission to authorized dealers for each new subscriber registered by the dealer, as well as an average ongoing commission calculated as a percentage of that subscriber’s monthly plan-based and usage charges from domestic calls for the first four years. In addition, as disclosed on page F-22 of the 2009 Annual Report — Note 2aa, the Company provides handset subsidies to customers who agree to use the Company’s service for the predetermined service period which are accounted for as commissions. Commissions discussed above would be considered marketing expenses covered by the guideline; the Company is not aware of any other types of expenses that would be included and the Company does not include any other costs.
In future filings, we will clarify what types of costs comprise the Company’s marketing expenses.
Item 4.C. Organizational Structure, page 49
2.     Please revise your disclosure to include the country of incorporation or residence for each of your significant subsidiaries.
Response to Comment 2:
On page 117 of the 2009 Annual report, the Company referred to its list of subsidiaries that was filed as an exhibit to its Annual Report on Form 20-F for the fiscal year ended December 31, 2008 that was filed with the Commission on June 30, 2009. The Company’s significant subsidiaries are incorporated in Korea, the British Virgin Island, China, the Netherlands, Singapore, and the US as disclosed below.
In future filings, we will include the list of significant subsidiaries (including their respective countries of incorporation) as an exhibit.
List of Subsidiaries of SK Telecom Co., Ltd.
(As of December 31, 2009)

Subsidiary Name	Jurisdiction of Incorporation

SK Broadband Co., Ltd.	Korea
SK Communications Co., Ltd.	Korea
SK Telink Co., Ltd.	Korea
PAXNet Co., Ltd.	Korea
F&U Credit information Co., Ltd.	Korea
Loen Entertainment, Inc.	Korea
TU Media Corp.	Korea
IHQ, Inc.	Korea
Ntreev Soft Co., Ltd.	Korea
Commerce Planet Co., Ltd.	Korea
The Second Music Investment Fund of SK-PVC	Korea

Subsidiary Name	Jurisdiction of Incorporation

SK-KTB Music Investment Fund	Korea
Stonebridge Cinema Fund (f/k/a IMM Cinema Fund)	Korea
SK i-media Co., Ltd.	Korea
Broadband Media Co., Ltd.	Korea
K-net Culture and Contents Venture Fund	Korea
Benex Digital Cultural Contents Fund	Korea
Benex Focus Limited Partnership II	Korea
Open Innovation Fund	Korea
PS&Marketing Corporation	Korea
SK Telecom China Co., Ltd.	China
SKT Vietnam PTE., Ltd.	Singapore
SKT Americas, Inc.	United States
SK Telecom Advanced Tech & Service Center	China
SK Telecom China Holdings Co., Ltd.	China
Sky Property Mgmt., Ltd.	British Virgin Islands
Shenzhen E-eye High Tech Co., Ltd.	China
SK Telecom Global Investment B.V.	Netherlands
Benex Movie Expert Fund	Korea
Item 5.A. Operating Results, page 50
3.     Note 32 to your consolidated financial statements indicates that you have two operating segments, cellular telephone communications services and fixed-line telecommunication services. We note that you provide revenue data for these two segments on page 53. Please revise your operating results discussions to comment separately on your two segments. For example, you should disclose the principle factors that led to an increase or decrease in the respective operating revenues attributable to both of your operating segments.
Response to Comment 3:
We hereby confirm that in future filings we will also include separate discussions regarding the operating results of our two operating segments in the Company’s “Operating Results” section. We refer the Staff to the following illustrative example of such revised 2009 comparative to 2008 operating results discussion in the Company’s Form 20-F, Item 5.A. Operating Results, Newly added or revised operating segment information is bolded and underlined to facilitate your review.
Illustrative Example

Item 5.A.     Operating Results — Operating Results
2009 Compared to 2008
Operating Revenue. Our operating revenue increased by 4.0% to Won 14,555.5 billion in 2009 from Won 13,995.9 billion in 2008, principally due to an increase in our cellular revenue in 2009 from 2008. The increase in cellular revenue is mainly due to an increase in the sales revenue of SK Telecom by Won 426.5 billion and a Won 185.3 billion increase in the handset sales by PS & Marketing.

Cellular telephone communication service business
Our operating revenue in the cellular telephone communication service business, which is composed of the wireless service, the interconnection and certain other revenue, increased by 3.7% to Won 11,970.3 billion in 2009 from Won 11,547.4 billion in 2008.
Wireless services revenue increased 3.5% to Won 10,603.4 billion in 2009 from Won 10,240.6 billion in 2008, primarily as a result of a 5.1% increase in our average subscriber base in 2009 over 2008, as well as increased subscriptions to service plans with higher monthly charges, partially offset by a decrease in revenue from call charges as a result of increase in number of subscribers signing up for discount price plans.
Our average monthly revenue per subscriber, excluding interconnection revenue, decreased by 0.9% to Won 38,171 in 2009 from Won 38,526 in 2008, which reflects the effect of a number of factors, including a decrease in call charges for voice services and sign up fees, partially offset by increases in average monthly revenue per subscriber from monthly fee plans. Our average monthly revenue per subscriber from wireless data services, which includes usage charges for SMS and wireless Internet services, increased in 2009, attributable mainly to an increase in revenue from data flat rate plans. Our average monthly revenue per subscriber from usage charges for outgoing calls decreased in 2009, primarily due to discounts we offered for voice calls between subscribers. Our average monthly minutes per user declined to 197 minutes in 2009 from 200 minutes in 2008. Our average monthly revenue per subscriber from value-added and other service fees increased in 2009, primarily due to an increase in revenues from global roaming services.
Interconnection revenue increased by 8.4% to Won 1,245.4. billion in 2009 from Won 1,149.2 billion in 2008. The increase was due to increases in incoming call volume, more than offset the decrease in interconnection rates in 2009. Our average monthly revenue per subscriber, including interconnection revenue, decreased 1.3% to Won 42,469 in 2009 from Won 43,016 in 2008.
Fixed-line telecommunication service business
Our operating revenue in the fixed-line telecommunication service business, which is consisted of the broadband internet and fixed-line telephone service, the international calling service and certain other revenue, slightly increased by 0.5% to Won 2,083.2 billion in 2009 from 2,072.7 billion in 2008.
The decrease in our broadband internet and fixed-line telephone service was principally due to an increase in the sales of bundled products and a decrease in fixed-line call charges, as well as a decrease in the number of subscribers for fixed-line telephone services.
On the other hand, international call service revenues increased by 12.8% to Won 274.1 billion in 2009 from Won 243.1 billion in 2008 mainly due to an increase in the service revenue of SK Telink.

Other businesses
Our operating revenue in other businesses, which is composed of the digital handset sales, the portal service and certain other revenue, increased by 33.6% to Won 502.0 billion in 2009 from Won 375.9 billion in 2008.
The Company newly started handset sale business in 2009 by establishing PS & Marketing, a wholly-owned subsidiary of the Company, and its handset sales in 2009 reached to Won 185.3 billion.
Portal service revenues decreased 7.1% to Won 201.1 billion in 2009 from Won 216.4 billion in 2008 mainly due to the exclusion of ULand Company Limited from our consolidated financial statements.
Other miscellaneous revenue decreased by 27.5% to Won 115.6 billion in 2009 from Won 159.5 billion in 2008 mainly due to the exclusion of certain of our subsidiaries, including SK Wyverns Baseball Club Co., Ltd., CU Media, Inc. and Broadband D&M Co., Ltd., from our consolidated financial statements.
Operating Expenses. Our operating expenses in 2009 increased by 3.5% to Won 12,676.9 billion from Won 12,244.7 billion in 2008.
Cellular telephone communication service business
Our operating expenses in the cellular telephone communication service business slightly increased by 0.6% to Won 9,345.9 billion in 2009 from Won 9,290.7 billion in 2008, primarily due to an increase in provision for bad debt, as well as a Won 70.2 billion increase in provision for bad debt resulting from SK Telecom’s decision not to obtain surety insurance against account receivables payable by certain qualifying customers. Such increases in the operating expenses of cellular telephone communication service business were partially offset by a decrease in leased line expenses by 14.9% to Won 332.8 billion in 2009 from Won 391.2 billion in 2008 as a result of the acquisition of the leased-line business from SK Networks in 2009.
Fixed-line telecommunication service business
Our operating expenses in the fixed-line telecommunication service business increased by 9.3% to Won 2,156.4 billion in 2009 from Won 1,973.3 billion in 2008, primarily due to an increase in the marketing expenses paid in the form of commissions to the subscribers as a result of an increase in the number of subscribers.
Other businesses
Our operating expenses in other businesses increased by 19.8% to Won 1,174.6 billion in 2009 from Won 980.6 billion in 2008 primarily due to our digital handset sale that commenced in 2009 through PS & Marketing. The total operating expense incurred by PS & Marketing for 2009 totaled Won 353.4 billion. Such increase in operating expenses was offset by a decrease in the amount of Won 173.8 billion mainly due to the exclusion of certain of our subsidiaries, including SK Wyverns Baseball Club Co., Ltd., CU Media, Inc. and Broadband D&M Co., Ltd., from our consolidated financial statements.

Operating Income. Our operating income decreased by 7.3% to Won 1,878.5 billion in 2009 from Won 1,751.2 billion in 2008. Due to the factors discussed above, the operating income in our cellular telephone communication service business increased by 16.6% to Won 2,624.4 billion in 2009 from Won 2,256.6 billion in 2008 but the operating loss in other business increased by 11.2% to Won 672.6 billion from Won 604.7 billion in 2008. In our fixed-line telecommunication service business, Won 99.4 billion operating income in 2008 turned to Won 73.2 billion operating loss in 2009,
Other Income. Other income consists primarily of foreign exchange and translation gains and gains on transactions and valuation of currency swaps, as well as interest income, dividend income and equity in earnings of affiliates. Other income decreased by 16.6% to Won 881.1 billion in 2009 from Won 1,057.1 billion in 2008, due primarily to decreases in foreign exchange and translation gains for our investments in foreign currency-denominated assets and gains on the valuation of currency swaps hedging our foreign currency-denominated debt.
Other Expenses. Other expenses consist primarily of losses on transactions and the valuation of currency swaps, interest and discount expenses, impairment losses on investment securities and foreign exchange and translation losses. Other expenses decreased by 12.2% to Won 1,359.1 billion in 2009 from Won 1,547.9 billion in 2008. This decrease was primarily attributable to decreases in losses on transactions and valuation of currency swaps hedging our foreign currency-denominated assets and impairment loss on investment securities.
Income Tax. Income tax for continuing operation increased by 18.8% to Won 355.7 billion in 2009 from Won 299.3 billion in 2008. Our effective tax rate in 2009 increased to 25.4% from an effective tax rate of 23.75% in 2008. Income taxes increased in 2009 compared to 2008 primarily due to an increase in our income from continuing operation before income tax and an increase in valuation allowance, which together more than offset a decrease in our corporate income tax rate to 22% in 2009 from 25% in 2008.
Net Income. Principally as a result of the factors discussed above, our net income, after adjusting for non-controlling interests, increased by 8.6% to Won 1055.6 billion in 2009 from Won 972.3 billion in 2008. Net income as a percentage of operating revenues was 7.3% in 2009 compared to 6.9% in 2008.

Item 7.A. Major Shareholders, page 75
4.     Please disclose the information required by Item 7(A)(2) of Form 20-F, the portion of each class of securities held in the host country and the number of record holders in the host country.
Response to Comment 4:
The Company has only one class of securities outstanding, the common stock, par value W 500 per share (the “Common Stock”), and does not have any other class of securities outstanding. As disclosed in “Item 7.A. Major Shareholders,” on page 75 of the 2009 Annual Report, as of December 31, 2009, approximately 57.6% of our issued shares of Common Stock were held in Korea by approximately 46,000 shareholders. As of the date of this response letter, the number of record holders in Korea is 45,155.

In future filings, we will clarify and disclose the portion of each class of securities held in the host country and the number of record holders in the host country.
* * *
     At the Staff’s request, this letter constitutes an acknowledgement on behalf of the Company that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We would like to thank you for your review of the 2009 Annual Report. We hope that the foregoing is responsive to your inquiries. Please direct any further questions or comments to the Company’s Investor Relations Department, to the attention of Sang yun Lee at 82-2-6100- 1621.

Sincerely,
/S/ Dong-Hyun Jang

Dong-Hyun Jang
Chief Financial Officer

cc:	Jonathan Groff Staff Attorney Division of Corporation Finance

Michael Helsel, Esq. Shareholder Greenberg Traurig, LLP